SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Kingsbarn Parallel Income Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	8730 Stony Point Parkway, Suite 205
Richmond, VA 23235

TELEPHONE NUMBER:	(800) 628-4077

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	CAPITOL SERVICES, INC.

108 Lakeland Ave.
Dover, DE 19901

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Richmond and Commonwealth of Virginia on this 27th day of October, 2022.

Kingsbarn Parallel Income Fund

By:	/s/ Karen Shupe
Karen Shupe
Treasurer and Principal Executive Officer

ATTEST:	/s/ John H. Lively

Name	John H. Lively
Title:	Secretary